Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA, MARCH 27, 2006

BAYTEX ENERGY TRUST ANNOUNCES FIRST DAY OF TRADING
ON THE NEW YORK STOCK EXCHANGE

CALGARY, ALBERTA (March 27, 2006) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that it will begin trading today on the New York Stock Exchange (NYSE) under the ticker symbol BTE. The management team led by Raymond T. Chan, President and CEO, will ring the opening bell at 9:30am EST to commence both the day’s trading and the inaugural trading for Baytex Energy Trust units on the NYSE. Baytex has chosen LaBranche & Co. LLC as their NYSE specialist.

Baytex has paid a monthly distribution of C$0.18 per unit since January 2006. Prior to that, Baytex had maintained its monthly distributions at C$0.15 per unit since its inception in September 2003. The Trust’s annualized cash distribution, based on the current payment, amounts to C$2.16 per trust unit, and represents a cash-on-cash yield of approximately 11% based on the March 24, 2006 closing price of C$20.45 per trust unit.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca